Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2010	2009	2008	2010	2009	2008
	(in thousands, except per share data)
Average number of common shares outstanding	60,872	60,056	59,966	60,872	60,056	59,966
Average common share due to assumed conversion of share-based awards	—	—	—	—	—	—
Total shares	60,872	60,056	59,966	60,872	60,056	59,966

Loss from continuing operations, net	$(39,617)	$(80,284)	$(221,931)	$(39,617)	$(80,284)	$(221,931)
Income (loss) from discontinued operations, net	16,198	(178,018)	(100,666)	16,198	(178,018)	(100,666)
Net loss	$(23,419)	$(258,302)	$(322,597)	$(23,419)	$(258,302)	$(322,597)

Per share data:
Loss from continuing operations, net	$(0.65)	$(1.34)	$(3.70)	$(0.65)	$(1.34)	$(3.70)
Income (loss) from discontinued operations, net	0.27	(2.96)	(1.68)	0.27	(2.96)	(1.68)
Net loss per share	$(0.38)	$(4.30)	$(5.38)	$(0.38)	$(4.30)	$(5.38)

(a)     When the computed diluted values are antidilutive, the basic per share values are presented on the face of the audited Consolidated Statements of Operations.